SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2022

Commission File Number: 001-14856

ORIX Corporation

(Translation of Registrant’s Name into English)

World Trade Center Bldg., SOUTH TOWER, 2-4-1 Hamamatsu-cho, Minato-ku, Tokyo, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Material Contained in this Report

1.	ORIX’s Second Quarter Consolidated Financial Results (April 1, 2022 – September 30, 2022) filed with the Tokyo Stock Exchange on Monday, November 7, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date : November 7, 2022	By	/s/ Hitomaro Yano
Hitomaro Yano
Executive Officer Head of Treasury and Accounting Headquarters

Consolidated Financial Results

April 1, 2022 – September 30, 2022

November 7, 2022

In preparing its consolidated financial information, ORIX Corporation (the “Company”) and its subsidiaries have complied with generally accepted accounting principles in the United States of America.

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission.

The Company believes that it may have been a “passive foreign investment company” for U.S. federal income tax purposes in the year to which these consolidated financial results relate by reason of the composition of its assets and the nature of its income. In addition, the Company may be a PFIC for the foreseeable future. Assuming that the Company is a PFIC, a U.S. holder of the shares or ADSs of the Company will be subject to special rules generally intended to eliminate any benefits from the deferral of U.S. federal income tax that a holder could derive from investing in a foreign corporation that does not distribute all of its earnings on a current basis. Investors should consult their tax advisors with respect to such rules, which are summarized in the Company’s annual report.

For further information please contact:

Investor Relations and Sustainability Department

ORIX Corporation

World Trade Center Bldg., SOUTH TOWER, 2-4-1 Hamamatsu-cho, Minato-Ku,

Tokyo, 105-5135

JAPAN

Tel: +81-3-3435-3121 Fax: +81-3-3435-3154

E-mail: orix_corpcomm@orix.jp

Consolidated Financial Results from April 1, 2022 to September 30, 2022

(U.S. GAAP Financial Information for ORIX Corporation and its Subsidiaries)

Corporate Name:	ORIX Corporation
Listed Exchanges:	Tokyo Stock Exchange (Securities No. 8591)
New York Stock Exchange (Trading Symbol: IX)
Head Office:	Tokyo JAPAN
Tel: +81-3-3435-3121
(URL https://www.orix.co.jp/grp/en/ir/)

1. Performance Highlights as of and for the Six Months Ended September 30, 2022

(1) Performance Highlights - Operating Results (Unaudited)

(millions of yen)*1

	Total Revenues	Year-on-Year Change	Operating Income	Year-on-Year Change	Income before Income Taxes	Year-on-Year Change	Net Income Attributable to ORIX Corporation Shareholders	Year-on-Year Change
September 30, 2022	1,364,816	9.9%	149,133	(28.6%)	164,346	(25.6%)	121,776	(17.0%)
September 30, 2021	1,241,534	14.5%	208,917	74.3%	220,789	64.6%	146,682	56.3%

“Comprehensive Income Attributable to ORIX Corporation Shareholders” was ¥171,831 million for the six months ended September 30, 2022 (year-on-year change was a 0.2% increase) and ¥171,510 million for the six months ended September 30, 2021 (year-on-year change was a 94.7% increase).

	Basic Earnings Per Share	Diluted Earnings Per Share
September 30, 2022	102.52	102.40
September 30, 2021	121.12	121.00

*Note 1:	Unless otherwise stated, all amounts shown herein are in millions of Japanese yen, except for Per Share and dividend amounts, which are in single yen.

(2) Performance Highlights - Financial Position (Unaudited)

	Total Assets	Total Equity	Shareholders’ Equity	Shareholders’ Equity Ratio
September 30, 2022	14,786,006	3,451,221	3,344,812	22.6%
March 31, 2022	14,270,672	3,371,401	3,261,419	22.9%

*Note 2:	“Shareholders’ Equity” refers to “Total ORIX Corporation Shareholders’ Equity.”

“Shareholders’ Equity Ratio” is the ratio of “Total ORIX Corporation Shareholders’ Equity” to “Total Assets.”

2. Dividends (Unaudited)

	First Quarter-end	Second Quarter-end	Third Quarter-end	Year-end	Total
March 31, 2022	—	39.00	—	46.60	85.60
March 31, 2023	—	42.80	—	—	—

March 31, 2023 (Est.)	—	—	—	42.80	85.60

3. Forecast for the Year Ending March 31, 2023 (Unaudited)

	Net Income Attributable to ORIX Corporation Shareholders	Year-on-Year Change
March 31, 2023	250,000	(19.9%)

*Note 3:	For details, please refer to “Outlook and Forecast” on page 8 of the attachment.

4. Other Information

(1) Changes in Significant Consolidated Subsidiaries	Yes ( ) No ( x )

Addition - None ( )	Exclusion - None ( )

(2) Adoption of Simplified Accounting Method	Yes ( ) No ( x )

(3) Changes in Accounting Principles, Procedures and Disclosures

1. Changes due to adoption of new accounting standards	Yes ( ) No ( x )

2. Other than those above	Yes ( ) No ( x )

(4) Number of Issued Shares (Ordinary Shares)

1. The number of issued shares, including treasury stock, was 1,258,277,087 as of September 30, 2022, and 1,258,277,087 as of March 31, 2022.

2. The number of treasury stock was 76,368,512 as of September 30, 2022, and 62,914,027 as of March 31, 2022.

3. The average number of outstanding shares was 1,187,884,502 for the six months ended September 30, 2022, and 1,211,057,955 for the six months ended September 30, 2021.

The Company’s shares held through the Board Incentive Plan Trust (2,849,782 shares as of September 30, 2022 and 1,963,282 shares as of March 31, 2022) are not included in the number of treasury stock as of the end of the periods, but are included in the average number of shares outstanding as treasury stock that are deducted from the basis of the calculation of per share data.

* These consolidated financial results from April 1, 2022 to September 30, 2022 are not subject to certified public accountant’s or audit firm’s quarterly review.

1. Summary of Consolidated Financial Results

(1) Financial Highlights

Financial Results for the Six Months Ended September 30, 2022

		Six months ended September 30, 2021	Six months ended September 30, 2022	Change
				Amount	Percent
Total Revenues	(millions of yen)	1,241,534	1,364,816	123,282	10%
Total Expenses	(millions of yen)	1,032,617	1,215,683	183,066	18%
Income before Income Taxes	(millions of yen)	220,789	164,346	(56,443)	(26)%
Net Income Attributable to ORIX Corporation Shareholders	(millions of yen)	146,682	121,776	(24,906)	(17)%
Earnings Per Share (Basic)	(yen)	121.12	102.52	(18.60)	(15)%
(Diluted)	(yen)	121.00	102.40	(18.60)	(15)%
ROE (Annualized)*1	(%)	9.5	7.4	(2.1)	—
ROA (Annualized)*2	(%)	2.14	1.68	(0.46)	—

*Note 1:	ROE is the ratio of Net Income Attributable to ORIX Corporation Shareholders for the period to average ORIX Corporation Shareholders’ Equity.
*Note 2:	ROA is calculated based on Net Income Attributable to ORIX Corporation Shareholders.

Overview of Business Performance (April 1, 2022 to September 30, 2022)

Total revenues for the six months ended September 30, 2022 (hereinafter, “the second consolidated period”) increased 10% to ¥1,364,816 million compared to ¥1,241,534 million during the same period of the previous fiscal year due to increases in services income, sales of goods and real estate and life insurance premiums and related investment income despite a decrease in gains (losses) on investment securities and dividends.

Total expenses increased 18% to ¥1,215,683 million compared to ¥1,032,617 million during the same period of the previous fiscal year due to increases in life insurance costs, services expense and costs of goods and real estate sold.

Equity in net income (loss) of affiliates increased 23% to ¥6,624 million compared to ¥5,399 million and gains on sales of subsidiaries and affiliates and liquidation losses, net increased 33% to ¥8,589 million compared to ¥6,473 million during the same period of the previous fiscal year.

Due to the above results, income before income taxes for the second consolidated period decreased 26% to ¥164,346 million compared to ¥220,789 million during the same period of the previous fiscal year and net income attributable to ORIX Corporation shareholders decreased 17% to ¥121,776 million compared to ¥146,682 million during the same period of the previous fiscal year.

Segment Information

Total segment profits for the second consolidated period decreased 26% to ¥169,952 million compared to the same period of the previous fiscal year.

Since April 1, 2022, a portion of interest expenses and a portion of selling, general and administrative expenses, which were initially included in the difference between segment total profits and consolidated amounts, have been charged directly to their respective segments. As a result of these changes, segment data for the six months ended September 30, 2021 has been retrospectively restated.

Segment information for the second consolidated period is as follows:

Corporate Financial Services and Maintenance Leasing: Finance and fee business; leasing and rental of automobiles, electronic measuring instruments and ICT-related equipment

	Six months ended September 30, 2021 (millions of yen)	Six months ended September 30, 2022 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Profits	46,263	35,482	(10,781)	(23)

	As of March 31, 2022 (millions of yen)	As of September 30, 2022 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	1,516,795	1,476,243	(40,552)	(3)

Segment profits decreased 23% to ¥35,482 million compared to the same period of the previous fiscal year due to the absence of gains on investment securities and dividends resulting from the listing of an investee recorded in the same period of the previous fiscal year, and a decrease in services income resulting from the sale of the business of Yayoi Co., Ltd. in the three months ended March 31, 2022.

Segment assets decreased 3% to ¥1,476,243 million compared to the end of the previous fiscal year due to decreases in net investment in leases and installment loans.

Real Estate: Real estate development, rental and management; facility operations; real estate asset management

	Six months ended September 30, 2021 (millions of yen)	Six months ended September 30, 2022 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Profits	23,031	18,949	(4,082)	(18)

	As of March 31, 2022 (millions of yen)	As of September 30, 2022 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	910,101	907,859	(2,242)	(0)

Segment profits decreased 18% to ¥18,949 million compared to the same period of the previous fiscal year. This decrease was due to a decrease in operating leases revenues resulting from sales of real estate under operating leases, and a decrease in sales of goods and real estate at DAIKYO INCORPORATED and its subsidiaries, partially offset by an increase in services income from operating facilities.

Segment assets totaled ¥907,859 million, remaining relatively unchanged compared to the end of the previous fiscal year due to a decrease in investment in operating leases, despite an increase in inventories.

PE Investment and Concession: Private equity investment; concession

	Six months ended September 30, 2021 (millions of yen)	Six months ended September 30, 2022 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Profits	1,614	3,905	2,291	142

	As of March 31, 2022 (millions of yen)	As of September 30, 2022 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	353,581	370,091	16,510	5

Segment profits increased 142% to ¥3,905 million compared to the same period of the previous fiscal year due to a decrease in equity in net loss of affiliates at our three airports in Kansai in our concession business.

Segment assets increased 5% to ¥370,091 million compared to the end of the previous fiscal year due to an increase in investment securities, goodwill and intangible assets acquired in business combinations resulting from the acquisition of a subsidiary, despite a decrease in property under facility operations at a certain investee.

Environment and Energy: Domestic and overseas renewable energy; electric power retailing; ESCO services; sales of solar panels and battery energy storage system; recycling and waste management

	Six months ended September 30, 2021 (millions of yen)	Six months ended September 30, 2022 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Profits	9,502	10,582	1,080	11

	As of March 31, 2022 (millions of yen)	As of September 30, 2022 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	703,608	772,944	69,336	10

Segment profits increased 11% to ¥10,582 million compared to the same period of the previous fiscal year due to a profit contribution from a renewable energy business subsidiary in Spain.

Segment assets increased 10% to ¥772,944 million compared to the end of the previous fiscal year due to increases in investment in affiliates, advances for property under facility operations, and property under facility operations, primarily resulting from foreign exchange effects.

Insurance: Life insurance

	Six months ended September 30, 2021 (millions of yen)	Six months ended September 30, 2022 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Profits	32,322	13,007	(19,315)	(60)

	As of March 31, 2022 (millions of yen)	As of September 30, 2022 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	2,072,145	2,052,684	(19,461)	(1)

Segment profits decreased 60% to ¥13,007 million compared to the same period of the previous fiscal year due to an increase in life insurance costs as a result of increased payouts to policy holders, despite an increase in life insurance premiums and related investment income in line with an increase in insurance contracts.

Segment assets decreased 1% to ¥2,052,684 million compared to the end of the previous fiscal year due to decrease in investment in securities.

Banking and Credit: Banking; consumer finance

	Six months ended September 30, 2021 (millions of yen)	Six months ended September 30, 2022 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Profits	20,909	15,215	(5,694)	(27)

	As of March 31, 2022 (millions of yen)	As of September 30, 2022 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	2,687,156	2,677,388	(9,768)	(0)

Segment profits decreased 27% to ¥15,215 million compared to the same period of the previous fiscal year due to the absence of gains on investment securities and dividends at ORIX Bank Corporation recorded in the same period of the previous fiscal year, and an increase in advertising expenses at ORIX Credit Corporation recorded in the consolidated cumulative second quarter.

Segment assets totaled ¥2,677,388 million, remaining relatively unchanged compared to the end of the previous fiscal year.

Aircraft and Ships: Aircraft investment and management; ship-related finance and investment

	Six months ended September 30, 2021 (millions of yen)	Six months ended September 30, 2022 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Profits	369	10,649	10,280	—

	As of March 31, 2022 (millions of yen)	As of September 30, 2022 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	684,098	752,565	68,467	10

Segment profits increased by ¥10,280 million to ¥10,649 million as compared to ¥369 million of segment profits in the same period of the previous fiscal year due to an increase in equity in net income (loss) of affiliates at Avolon Holdings Limited, and an increase in operating leases revenues in our ship-related businesses and aircraft-related business.

Segment assets increased 10% to ¥752,565 million compared to the end of the previous fiscal year due to an increase in investment in affiliates, primarily resulting from foreign exchange effects.

ORIX USA: Finance, investment and asset management in the Americas

	Six months ended September 30, 2021 (millions of yen)	Six months ended September 30, 2022 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Profits	47,094	21,596	(25,498)	(54)

	As of March 31, 2022 (millions of yen)	As of September 30, 2022 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	1,364,142	1,624,316	260,174	19

Segment profits decreased 54% to ¥21,596 million compared to the same period of the previous fiscal year, primarily due to the absence of gains on investment securities and dividends resulting from the sales of investees recorded in the same period of the previous fiscal year.

Segment assets increased 19% to ¥1,624,316 million compared to the end of the previous fiscal year, primarily due to foreign exchange effects.

ORIX Europe: Asset management of global equity and fixed income

	Six months ended September 30, 2021 (millions of yen)	Six months ended September 30, 2022 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Profits	28,458	16,419	(12,039)	(42)

	As of March 31, 2022 (millions of yen)	As of September 30, 2022 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	401,869	409,463	7,594	2

Segment profits decreased 42% to ¥16,419 million compared to the same period of the previous fiscal year due to a decrease in services income due to a decrease in the average amount of assets under management ,and a decrease in gains on investment securities and dividends resulting from weaker market conditions.

Segment assets increased 2% to ¥409,463 million compared to the end of the previous fiscal year, primarily due to foreign exchange effects, despite a decrease in investment in securities.

Asia and Australia: Finance and investment businesses in Asia and Australia

	Six months ended September 30, 2021 (millions of yen)	Six months ended September 30, 2022 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Profits	19,942	24,148	4,206	21

	As of March 31, 2022 (millions of yen)	As of September 30, 2022 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	1,306,089	1,399,094	93,005	7

Segment profits increased 21% to ¥24,148 million compared to the same period of the previous fiscal year due to an increase in operating leases revenues in South Korea and Australia, partially offset by a decrease in gains on investment securities and dividends.

Segment assets increased 7% to ¥1,399,094 million compared to the end of the previous fiscal year, primarily due to foreign exchange effects, despite a decrease in installment loans in Greater China.

Outlook and Forecast

It is difficult to predict the future business environment due to the prolonged spread of COVID-19, Russia-Ukraine crisis, global inflationary pressure, monetary tightening by the United States and Europe, and concerns about economic deterioration in various countries. Based on the results of the first half of the year, we have disclosed the full-year forecast based on the currently available information regarding the business activities of each segment in the second half of the year.

Although forward-looking statements in this document are attributable to current information available to us and are based on assumptions deemed reasonable by us, actual financial results may differ materially due to various factors. Readers are urged not to place undue reliance on such forward-looking statements.

Factors that could cause results that differ materially from those described in the forward-looking statements include, but are not limited to, those described under “Risk Factors” in our Form 20-F submitted to the U.S. Securities and Exchange Commission.

(2) Consolidated Financial Condition

Summary of Assets, Liabilities, Shareholders’ Equity

		As of March 31, 2022	As of September 30, 2022	Change
				Amount	Percent
Total Assets	(millions of yen)	14,270,672	14,786,006	515,334	4%
(Segment Assets)		11,999,584	12,442,647	443,063	4%
Total Liabilities	(millions of yen)	10,899,271	11,333,820	434,549	4%
(Short-term and Long-term Debt)		4,866,685	5,410,385	543,700	11%
(Deposits)		2,276,158	2,252,295	(23,863)	(1)%
Shareholders’ Equity *1	(millions of yen)	3,261,419	3,344,812	83,393	3%
Shareholders’ Equity Per Share *2	(yen)	2,732.88	2,836.85	103.97	4%

*Note 1:	Shareholders’ Equity refers to ORIX Corporation Shareholders’ Equity based on U.S. GAAP.
*Note 2:	Shareholders’ Equity Per Share is calculated using total ORIX Corporation Shareholders’ Equity.

Total assets increased 4% to ¥14,786,006 million compared to the end of the previous fiscal year due to increases in other assets, installment loans and investments in affiliates, partially offset by a decrease in cash and cash equivalents. In addition, segment assets increased 4% to ¥12,442,647 million compared to the end of the previous fiscal year.

Total liabilities increased 4% to ¥11,333,820 million compared to the end of the previous fiscal year due to increases in short- and long-term debt, policy liabilities and policy account balances despite decreases in trade notes, accounts and other payable and current and deferred income taxes.

Shareholders’ equity increased 3% to ¥3,344,812 million compared to the end of the previous fiscal year.

2. Financial Information

(1) Condensed Consolidated Balance Sheets (Unaudited)

(millions of yen)

Assets		As of March 31, 2022	As of September 30, 2022
Cash and Cash Equivalents		954,827	925,965
Restricted Cash		136,985	120,056
Net Investment in Leases		1,057,973	1,082,943
Installment Loans		3,862,604	3,980,231
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2022	¥151,601 million
September 30, 2022	¥215,774 million
Allowance for Credit Losses		(69,459)	(66,975)
Investment in Operating Leases		1,463,202	1,466,487
Investment in Securities		2,852,349	2,911,282
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2022	¥19,353 million
September 30, 2022	¥25,568 million
The amounts which are associated to available-for-sale debt securities are as follows:
March 31, 2022
Amortized Cost	¥2,276,425 million
Allowance for Credit Losses	¥(153) million
September 30, 2022
Amortized Cost	¥2,514,538 million
Allowance for Credit Losses	¥(172) million
Property under Facility Operations		561,846	564,655
Investment in Affiliates		978,033	1,106,570
Trade Notes, Accounts and Other Receivable		359,949	356,894
Inventories		139,563	154,565
Office Facilities		240,421	246,380
Other Assets		1,732,379	1,936,953
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2022	¥5,214 million
September 30, 2022	¥5,702 million

Total Assets		14,270,672	14,786,006

Liabilities and Equity
Short-term Debt		439,639	461,673
Deposits		2,276,158	2,252,295
Trade Notes, Accounts and Other Payable		291,422	248,523
Policy Liabilities and Policy Account Balances		1,963,623	2,049,300
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2022	¥198,905 million
September 30, 2022	¥170,177 million
Current and Deferred Income Taxes		461,181	315,657
Long-term Debt		4,427,046	4,948,712
Other Liabilities		1,040,202	1,057,660

Total Liabilities		10,899,271	11,333,820

Redeemable Noncontrolling Interests		0	965

Commitments and Contingent Liabilities

Common Stock		221,111	221,111
Additional Paid-in Capital		260,479	260,880
Retained Earnings		2,909,317	2,975,389
Accumulated Other Comprehensive Income (Loss)		(16,041)	34,014
Treasury Stock, at Cost		(113,447)	(146,582)

Total ORIX Corporation Shareholders’ Equity		3,261,419	3,344,812
Noncontrolling Interests		109,982	106,409

Total Equity		3,371,401	3,451,221

Total Liabilities and Equity		14,270,672	14,786,006

Note :	Breakdowns of Accumulated Other Comprehensive Income (Loss)

	As of March 31, 2022	As of September 30, 2022
Accumulated Other Comprehensive Income (Loss)
Net unrealized gains (losses) on investment in securities	(72,892)	(216,759)
Debt valuation adjustments	221	281
Defined benefit pension plans	(8,072)	(8,390)
Foreign currency translation adjustments	61,914	239,035
Net unrealized gains on derivative instruments	2,788	19,847

Total	(16,041)	34,014

(2) Condensed Consolidated Statements of Income (Unaudited)

(millions of yen)

	Six months ended September 30, 2021	Six months ended September 30, 2022
Revenues :
Finance revenues	137,191	153,151
Gains (Losses) on investment securities and dividends	45,744	(746)
Operating leases	227,933	249,144
Life insurance premiums and related investment income	232,797	263,211
Sales of goods and real estate	230,655	265,020
Services income	367,214	435,036

Total Revenues	1,241,534	1,364,816

Expenses :
Interest expense	33,432	51,473
Costs of operating leases	159,578	164,841
Life insurance costs	174,215	222,493
Costs of goods and real estate sold	204,182	232,209
Services expense	223,630	267,774
Other (income) and expense	(10,558)	6,941
Selling, general and administrative expenses	245,884	267,954
Provision for credit losses	2,106	1,674
Write-downs of long-lived assets	88	253
Write-downs of securities	60	71

Total Expenses	1,032,617	1,215,683

Operating Income	208,917	149,133
Equity in Net Income of Affiliates	5,399	6,624
Gains on Sales of Subsidiaries and Affiliates and Liquidation Losses, net	6,473	8,589

Income before Income Taxes	220,789	164,346
Provision for Income Taxes	68,070	38,737

Net Income	152,719	125,609

Net Income Attributable to the Noncontrolling Interests	6,037	3,821

Net Income Attributable to the Redeemable Noncontrolling Interests	0	12

Net Income Attributable to ORIX Corporation Shareholders	146,682	121,776

(3) Condensed Consolidated Statements of Comprehensive Income (Unaudited)

		(millions of yen)

	Six months ended September 30, 2021	Six months ended September 30, 2022
Net Income :	152,719	125,609

Other comprehensive income, net of tax:
Net change of unrealized gains (losses) on investment in securities	8,320	(143,867)
Net change of debt valuation adjustments	(61)	60
Net change of defined benefit pension plans	149	(316)
Net change of foreign currency translation adjustments	14,932	185,095
Net change of unrealized gains on derivative instruments	2,170	18,531
Total other comprehensive income	25,510	59,503

Comprehensive Income	178,229	185,112

Comprehensive Income Attributable to the Noncontrolling Interests	6,719	13,181

Comprehensive Income Attributable to the Redeemable Noncontrolling Interests	0	100

Comprehensive Income Attributable to ORIX Corporation Shareholders	171,510	171,831

(4) Assumptions for Going Concern

There is no corresponding item.

(5) Significant Changes in Shareholders’ Equity

There is no corresponding item.

(6) Segment Information (Unaudited)

Segment Information by Sector

						(millions of yen)

	Six Months ended September 30, 2021		Six Months ended September 30, 2022		March 31, 2022	September 30, 2022
	Segment Revenues	Segment Profits	Segment Revenues	Segment Profits	Segment Assets	Segment Assets
Corporate Financial Services and Maintenance Leasing	230,275	46,263	211,427	35,482	1,516,795	1,476,243
Real Estate	202,514	23,031	190,487	18,949	910,101	907,859
PE Investment and Concession	192,150	1,614	250,873	3,905	353,581	370,091
Environment and Energy	63,898	9,502	110,914	10,582	703,608	772,944
Insurance	235,088	32,322	265,870	13,007	2,072,145	2,052,684
Banking and Credit	43,097	20,909	40,944	15,215	2,687,156	2,677,388
Aircraft and Ships	17,748	369	28,496	10,649	684,098	752,565
ORIX USA	84,988	47,094	79,932	21,596	1,364,142	1,624,316
ORIX Europe	101,104	28,458	89,836	16,419	401,869	409,463
Asia and Australia	71,705	19,942	92,434	24,148	1,306,089	1,399,094

Segment Total	1,242,567	229,504	1,361,213	169,952	11,999,584	12,442,647

Difference between Segment Total and Consolidated Amounts	(1,033)	(8,715)	3,603	(5,606)	2,271,088	2,343,359

Consolidated Amounts	1,241,534	220,789	1,364,816	164,346	14,270,672	14,786,006

Note 1:

The Company evaluates the performance of segments based on income before income taxes, adjusted for net income attributable to the noncontrolling interests and net income attributable to the redeemable noncontrolling interests before applicable tax effect. Tax expenses are not included in segment profits.

Note 2:

Since April 1, 2022, a portion of interest expenses and a portion of selling, general and administrative expenses, which were initially included in the difference between segment total profits and consolidated amounts, have been charged directly to their respective segments. As a result of these changes, segment data for the six months ended September 30, 2021 has been retrospectively restated.

Note 3:	Inter-segment transactions are included in segment revenues, and eliminations of inter-segment transactions are included in the difference between segment total and consolidated amounts.

(7) Subsequent Events

There are no material subsequent events.